VEON publishes Corporate Governance Report for financial year 2022 Amsterdam, 7 June 2023 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides connectivity and online services (“VEON” or the “Company”), today announces that it has published its Corporate Governance Report, June 2023 (the “Report”) for the year ended 31 December 2022 on the Reports and Results section of the Company’s website at https://www.veon.com/investors/reports- results/reports-results/?category=annual-reports-20f. The Report provides the Company’s stakeholders with certain pertinent information ahead of the 2023 annual general meeting of shareholders scheduled for 29 June 2023, including progress on our Digital Operator strategy and details of the Company’s corporate governance structure, the Board of Directors’ nominees for appointment to the Company’s Board and an unaudited remuneration report for the Group for the year ended 31 December 2022. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 160 million customers in six dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 7% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext Amsterdam. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s timeline for publication of its annual report and compliance with Nasdaq listing requirements. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. There can be no assurance that the initiatives referred to above will be successful. VEON’s results presented in the Report are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this Report is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein, including that used in the remuneration report, is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Contact information VEON Investor Relations Nik Kershaw ir@veon.com